UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______ to ______
Commission File Number 001-00812
UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN
(Full title of the plan)
RAYTHEON TECHNOLOGIES CORPORATION
(Name of issuer of the securities held pursuant to the plan)
870 WINTER STREET, WALTHAM, MASSACHUSETTS 02451
(Address of issuer's principal executive offices)

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN
Index to Financial Statements
Year Ended December 31, 2021

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of United Technologies Corporation Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of United Technologies Corporation Employee Savings Plan (the “Plan”) as of December 31, 2021 and 2020 and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 21, 2022

We have served as the Plan’s auditor since at least 1993. We have not been able to determine the specific year we began serving as auditor of the Plan.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits
(Thousands of Dollars)

	December 31, 2021	December 31, 2020
Assets:
Investment in Master Trust, at fair value	$23,726,669	$21,172,422
Investment in Master Trust, at contract value	7,441,908	7,596,622
Notes receivable from participants	143,960	157,113
Net assets available for benefits	$31,312,537	$28,926,157
The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
(Thousands of Dollars)

Year Ended
December 31, 2021
Additions to net assets attributed to:
Investment gain:
Plan interest in net appreciation and investment gain of Master Trust	$4,315,608
Contributions:
Participants'	645,155
Employer's	302,078
Interest income on notes receivable from participants	7,140
Total additions	5,269,981
Deductions from net assets attributed to:
Distributions to participants or beneficiaries	2,853,405
Administrative expenses	4,568
ESOP debt payments	24,365
Interest expense	1,263
Total deductions	2,883,601
Increase in net assets	2,386,380
Net assets available for benefits December 31, 2020	28,926,157
Net assets available for benefits December 31, 2021	$31,312,537
The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN
Notes to Financial Statements
NOTE 1 - DESCRIPTION OF THE PLAN
General. The United Technologies Corporation Employee Savings Plan (the Plan) is a defined contribution savings plan sponsored by Raytheon Technologies Corporation (RTC, the Corporation, the Employer, or the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Generally, non-represented employees of the Corporation and employed by participating business units of RTC, which consists of legacy United Technologies Corporation businesses and supporting Corporate functions, are eligible to participate in the Plan immediately upon employment with RTC. Generally, participants are eligible for matching Employer contributions after one year of service, as defined. The following is a brief description of the Plan. For more complete information, reference should be made to the summary plan description as well as the Plan document, which are available from RTC.
On April 3, 2020, United Technologies Corporation (UTC) and Raytheon Company completed their previously announced merger in an all-stock merger of equals (the Raytheon Merger), following the completion by UTC of the separation of its business into three independent, publicly traded companies - UTC, Carrier Global Corporation (Carrier) and Otis Worldwide Corporation (Otis) (such separations, the "Separation Transactions"). Upon closing of the Raytheon Merger, UTC's name has changed to "Raytheon Technologies Corporation," and its shares of common stock began trading as of April 3, 2020 on the New York Stock Exchange under the ticker symbol "RTX." Although the name of the company has changed, the Plan continues to operate under the United Technologies Corporation Employee Savings Plan name because it covers only employees who are employed by the legacy UTC entity and remains separate from plans sponsored by the former Raytheon Company. The names of the Employee Stock Ownership Plan (ESOP) and UTC Common Stock Fund were updated on April 3, 2020, to the RTX ESOP and the RTX Stock Fund, respectively.
In 2020, in connection with the Separation Transactions, UTC shareowners received shares of Carrier and Otis common stock as a special dividend, and the Carrier and Otis ESOPs and Carrier and Otis common stock funds were created to hold the special dividends declared by UTC. The Carrier and Otis ESOPs were included within the RTX ESOP and the Carrier and Otis common stock funds were included within the RTX Stock Fund. The Carrier and Otis ESOPs and common stock funds were closed to new investments within the Plan and were removed as an investment option in April 2021. Participants were free to move these balances to the Plan's other investment options, including the RTX ESOP and RTX Stock Fund, until the Carrier and Otis ESOPs and common stock funds were removed as investment options. Subsequent to this, the Trustee incrementally allocated all remaining balances to the Plans' default investment options.
Trustee and Recordkeeper. State Street Bank and Trust (Trustee) is the Plan Trustee and custodian. Alight Solutions is the Plan's recordkeeper and performs participant account recordkeeping services.
Contributions and Vesting. The percentages of eligible compensation that participants may elect to contribute, through payroll deductions, vary depending on the provisions of the Plan specific to a participant's location. Participants direct the investment of their contributions into various investment options offered by the Plan through the United Technologies Employee Savings Plan Master Trust (Master Trust). A Roth 401(k) option also allows participants to make after tax contributions. Any earnings on the Roth contributions are tax free when withdrawn, provided the participant meets the Roth distribution requirements.
Through the Master Trust, the Plan offers an equity fund, a small company stock fund, an international equity fund, three commingled index funds, thirteen target retirement funds, one multi-market risk parity fund, one stable value fund, an RTX Stock Fund, and a mutual fund brokerage window as investment options to participants. The Plan also offers the Lifetime Income Strategy (LIS) as an investment option. The LIS includes an insurance component and is intended to provide participants with a steady stream of secure retirement income. The LIS is the Plan's qualified default investment option. In addition, the Master Trust includes a money market fund that is primarily used for transitioning or merging plans.
Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Generally, new participants are automatically enrolled at a pre-tax deferral rate of 6% of eligible compensation 45 days from their date of hire. Participants may opt out of automatic enrollment at any point before or after the 45 day window. The contribution rate will automatically increase by 1% each year thereafter until it reaches 10%.
Generally, RTC matches up to 60 percent of a participant's contributions, up to specified limits, in RTC common stock (Common Stock), with a different matching percentage for certain employees. Generally, Employer contributions, plus actual earnings thereon, become fully vested after the earlier of two years of Plan participation or three years of continuous service.

RTC has established a leveraged ESOP to fund the Employer matching contributions to the Plan. The ESOP is primarily invested in RTC Common Stock. Shares allocated to a participant's ESOP account may be re-allocated to other Plan investments without restriction provided that the participant has satisfied the Plan's vesting requirements.
Employer matching contributions made through the ESOP are automatically invested in the same manner as participants' elective contributions, to provide an element of automatic diversification to reduce unintended concentration of participants' balances in Company Stock. Participants may make an election to continue to receive their Employer matching contributions in the ESOP.
Effective as of January 1, 2022, participants may participate in the Student Loan Repayment Contribution (SLRC) program in the Plan. An SLRC participant who makes qualified student loan repayments may receive an SLRC employer contribution in an amount equal to the employer match the participant would otherwise be eligible to receive, reduced for any other employer matching contributions made during the year. Such contributions would be made in the following year.
The Plan provides an automatic non-matched Employer contribution to certain eligible employees hired after December 31, 2009. Contributions as a percentage of the participant's eligible compensation, as defined in the Plan, will equal 3% for employees younger than age 30; 3.5% for employees between the ages of 30 and 34; 4% for employees between the ages of 35 and 39; 4.5% for employees between the ages of 40 and 44; 5% for employees between the ages of 45 and 49; and 5.5% for employees age 50 and older. Such contributions will be made regardless of an employee's election to participate in the Plan. Automatic Company contributions are generally subject to the same terms and conditions applicable to Employer contributions, provided, however that the Company automatic contributions shall not be available for loans or hardship distributions.
For participants who participated in the United Technologies Corporation Pension Plan, RTC makes new retirement contributions to the savings plan account instead of adding pay credits to the cash balance account in the United Technologies Corporation Pension Plan. The retirement contribution percentage is based on the age of the participant as of December 31 of each calendar year. These contributions, as a percentage of the participant's eligible compensation, as defined in the Plan, will equal 3% for employees younger than age 30; 4% for employees between the ages of 30 and 34; 5% for employees between the ages of 35 and 39; 6% for employees between the ages of 40 and 44; 7% for employees between the ages of 45 and 49; and 8% for employees age 50 and older.
Participant Accounts. Each participant's account is credited with (a) the participant's contributions, (b) RTC's contributions and (c) Plan earnings and losses reduced by expense allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' non-vested Employer contribution amounts are used to reduce future RTC contributions and/or to pay Plan expenses. For the year ended December 31, 2021, amounts forfeited from non-vested accounts totaled approximately $4.8 million, $3.9 million of which was used to fund RTC's contributions. As of December 31, 2021 and 2020, the balance of forfeited non-vested accounts was $3.4 million and $2.4 million, respectively.
Voting Rights. Common Stock held in the RTX Stock Fund and ESOP Fund are voted by the Trustee at shareowner meetings of RTC in accordance with the confidential instructions of the participants whose accounts are invested in these funds. All shares of Employer stock in the RTX Stock Fund or participants' ESOP accounts for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All Employer stock in the RTX Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the RTX Stock Fund. All Employer stock in the ESOP Fund that has been allocated to participants' ESOP accounts but for which the Trustee does not receive timely voting instructions, and all shares in the unallocated ESOP account, are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares that are allocated to participants' ESOP accounts.
Notes Receivable from Participants. Under the terms of the Plan, participants are allowed to borrow up to the lesser of 50 percent of their vested account balances (excluding company automatic contributions) or $50,000, with a minimum loan amount of $1,000, and must repay their loan within five years. Participants may only have one loan outstanding at a time. New loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus one percent per The Wall Street Journal/Reuters, which stood at 4.25% at both December 31, 2021 and 2020. Principal and interest are paid ratably through payroll deductions by active participants or through direct payment by inactive participants. The Plan's balance of Notes receivable from participants as of December 31, 2021 and 2020 includes remaining participant balances from certain other plans previously transferred into the Plan.
Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum to a terminating participant. A participant terminating due to retirement, who is invested in funds other than the LIS, may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to an investment in the RTX Stock Fund and ESOP Fund may be paid in shares of RTC Common Stock instead of cash. Distributions in RTC Common Stock for the year ended December 31, 2021 were approximately $89 million at fair value as of the respective transaction date. Distributions in Carrier and Otis common stock for the year ended December 31, 2021 were approximately $25 million and $21 million, respectively, at fair value as of the respective transaction date.
All separated and active participants age 59 1/2 or older are permitted to select a specific fund or funds from which to receive benefits.
Retiring participants invested in the LIS can receive a guaranteed annual income benefit, which is calculated based on participants' accumulated balances in the LIS at age 60. The annual income benefit is secured with insurance contracts and is guaranteed for life, even if the participants' balance in the LIS becomes exhausted during retirement. Payment can be taken monthly or as-needed, however participants cannot carry forward unused portions of a given year's annual income benefit, and amounts withdrawn in excess of a given year's annual income benefit will reduce the future income benefit amount.
NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES
Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.
Master Trust. The Plan's assets are kept in the Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of RTC are combined. Participating plans purchase units of participation in the underlying investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and expenses and the current value of investments by the total number of outstanding units in such funds. Income or losses from the funds' investments, other than the RTX Stock Fund and ESOP Common Stock Fund, increase or decrease the participating plans' unit values. RTX Stock Fund and ESOP Common Stock Fund dividends increase the Plan's units in each fund. Distributions to participants reduce the number of participation units held by the participating plans. See Note 4 for additional information.
Fully Benefit-Responsive Investment Contracts. The Master Trust invests in a stable value fund that invests in managed separate account guaranteed investment contracts (GICs) and synthetic GICs with financial institutions. Managed separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of RTC stable value fund participants. The assets are wrapped by an insurance company. The Plan participates in the underlying experience of the separate account via future periodic rate resets, which once set, are guaranteed by the insurance company. Synthetic GICs provide for a variable crediting rate which resets periodically. In each case, the wrap contracts provide assurances that future adjustments to the crediting rate cannot result in a crediting rate of less than zero. As fully benefit-responsive investment contracts, the stable value fund's investments are stated at contract value (the amount available to pay benefits). Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and includes contributions plus earnings, less Plan withdrawals and expenses. There are no reserves against contract value for credit risk. See Notes 3 and 5 for additional information.
Investment Valuation and Income Recognition. The fair value of a financial instrument is generally determined as the amount that could reasonably be expected to be realized from an orderly disposition of securities and other financial instruments over a reasonable period of time. By its nature, a fair value price is a good faith estimate of the valuation in a current sale and may not reflect the actual market price. It is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Short-term investments represent cash and investments held by the Master Trust in commingled institutional funds and are valued at the published net asset values (NAV) per unit as of the valuation date. The commingled institutional funds classified as short-term investments, known as short term investment funds, transact daily without restriction in a manner similar to money market funds with an objective of maintaining a constant $1.00 NAV through investment in high-quality securities with short durations. Although not traded on an active market the NAVs of the short term investment funds is observable. Cash is valued at the amounts deposited in the account, plus accrued interest.
Commingled funds represent investments held in institutional funds and are valued at the NAV as a practical expedient as of the valuation date. The commingled funds are made up of a variety of index funds. The underlying holdings of the commingled funds are primarily marketable equity and fixed income securities. As of both December 31, 2021 and 2020 there were no restrictions in place related to either participant or plan-sponsor directed redemption of these commingled funds. If the Plan were to initiate a trade of significant size, either into or out of the commingled funds, the investment adviser of the commingled fund reserves the right to request a reasonable period of notice to ensure that trading of securities will be implemented in an orderly business manner.

The Plan offers the LIS as an investment option, which includes an insurance component for participants who want to receive a steady stream of secure retirement income. The LIS includes an equity fund, a bond fund, and a secure income fund. The equity fund and the bond fund are comprised of underlying investments of the Master Trust managed separate accounts and commingled funds. The secure income portfolio represents a collective trust fund with an investment objective of long-term growth of capital. As of December 31, 2021 and 2020 there were no restrictions in place related to either participant or plan sponsor directed redemption of these funds unless certain criteria are met. If the Plan were to initiate a trade of significant size, either into or out of the commingled funds, the investment adviser reserves the right to request a reasonable period of notice to ensure that trading of securities will be implemented in an orderly business manner.
The Master Trust invests in managed separate accounts established for the sole benefit of RTC participants. The investment valuation policy of these managed separate accounts is to value investments at fair value. Investments and other portfolio instruments are generally valued using a market approach. Common stock, preferred stock and interest in real estate investment trusts are stated at fair value determined using the closing sales prices for the investments as of the valuation date. Fixed income investments are valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.
Shares held in mutual funds through the mutual fund brokerage window are valued at the published NAV as of the last business day of each period presented. Certain limitations are placed on balances and direct transfers into the mutual fund brokerage window. Participants may not take a distribution or a loan directly from the mutual fund brokerage window, however, if available, they may be initiated through the other investment options.
The RTX Stock Fund is stated at fair value determined using the closing market price for RTC Common Stock as of the valuation date. As discussed above, at December 31, 2020, the RTX Stock Fund also included shares of Carrier and Otis common stock as a result of the Separation Transactions. The fair value of the RTX Stock Fund was therefore also determined using the closing market price for Carrier and Otis common stock as of the December 31, 2020 valuation date. In the one year following the Separation Transactions, participants could elect to transfer their Carrier and Otis holdings to RTC Common Stock, after which, any remaining balance was liquidated and reallocated to the Plans’ default investment options.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) on the fair value of investments includes gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions, which becomes taxable to the participant, based upon the terms of the Plan.
Plan Expenses. Certain Plan administrative expenses were paid directly by the Employer in 2021. Master Trust specific expenses are charged at the Master Trust level and allocated to the plans. All other administrative, Trustee, investment management fees, recordkeeper fees and other investment expenses were paid from Plan assets during 2021 and are either presented on the statement of changes in net assets available for benefits or in net appreciation (depreciation).
Payment of Benefits. Benefit payments to participants or beneficiaries are recorded when paid.
Use of Estimates. The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties. Through the Master Trust, the Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market's perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. See Note 6 for discussion of risks and uncertainties related to derivatives.

Subsequent Events. In preparing the accompanying financial statements, the Plan evaluated events occurring from December 31, 2021 through the date the financial statements were issued.
Accounting Standards. New pronouncements issued but not effective until after December 31, 2021 are not expected to have a material impact on the Plan's financial statements or disclosures.
NOTE 3 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES
Through the Master Trust, the Plan invests in a stable value fund that invests in managed separate account GICs and synthetic GICs with financial institutions. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an interest rate set each quarter by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior quarter credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. There are no reserves against contract value for credit risk.
Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) certain amendments to the Plan documents that adversely impact the stable value fund; (ii) introduction of an investment option that competes with the stable value fund; (iii) certain Plan sponsor events (e.g. a significant divestiture) that cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes; or, (v) material breach of contract provisions. RTC does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at no less than contract value with participants, is probable. Certain events enable issuers to terminate their contracts with RTC and settle at an amount other than contract value. Under each contract, the Plan has the option to address and cure any such event within a specified period of time. RTC does not believe that the occurrence of any such event is probable.
Investment contracts held by the Master Trust included the following:

(thousands of dollars)	December 31,
	2021	2020
Managed Separate Account GICs	$1,711,793	$1,985,384
Synthetic GICs	6,988,185	6,889,915
Total	$8,699,978	$8,875,299

NOTE 4 - INVESTMENT IN MASTER TRUST
RTC has entered into a Master Trust agreement with the Trustee. Under this agreement, the Plan and the UTC Represented Employee Savings Plan (each a participating plan) combine their plan investments in the Master Trust. Participating plans purchase units of participation in the investment options based on their contribution to such options in addition to income or loss the investment options may earn or sustain, less distributions made to the plans' participants and plan expenses.
Effective January 7, 2022, the investments of the Raytheon Savings and Investment Plan (RAYSIP), which covers most employees of Raytheon Company, were transferred to the Master Trust.

The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:
UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN MASTER TRUST
Statements of Net Assets
(Thousands of Dollars)

	Master Trust Balances		Plan's Interest in Master Trust Balances
	December 31,		December 31,
	2021	2020	2021	2020
Assets:
Investment at fair value:
Cash equivalents and short-term investments	$191,032	$174,772	$177,733	$162,996
Mutual funds	537,182	493,209	528,176	485,588
Common and preferred stock (1)	13,561,421	13,216,251	12,858,389	12,519,672
Interest in real estate investment trusts	494,993	370,751	470,275	351,949
Other securities	14,389	12,942	13,864	12,492
Commingled index funds	5,100,078	3,967,035	4,905,063	3,833,315
RTC Common stock	5,092,811	4,076,711	4,793,334	3,843,200
Total investments at fair value	24,991,906	22,311,671	23,746,834	21,209,212
Stable value fund investment contracts	8,699,978	8,875,299	7,441,908	7,596,622
Subtotal	33,691,884	31,186,970	31,188,742	28,805,834
Notes receivable from participants (2)	169,425	183,602	143,960	157,113
ESOP receivables	9,070	17,182	9,070	17,182
Total assets	33,870,379	31,387,754	31,341,772	28,980,129
Liabilities:
Accrued ESOP interest	(45)	(159)	(45)	(159)
Notes payable to RTC	(29,190)	(53,813)	(29,190)	(53,813)
Total liabilities	(29,235)	(53,972)	(29,235)	(53,972)
Net assets	$33,841,144	$31,333,782	$31,312,537	$28,926,157
(1)    Common and preferred stock as of December 31, 2020 includes shares of Carrier and Otis common stock received by participants as a result of the Separation Transactions on April 3, 2020. As of December 31, 2020, the fair value of Carrier and Otis common stock in the Master Trust was $1,208 million and $1,108 million, respectively and the Plan's interest in the Carrier and Otis common stock balances was $1,143 million and $1,049 million, respectively. Any time during the one year following the Separation Transactions, participants could elect to transfer their Otis and Carrier holdings to RTC common stock. Any remaining balance at April 3, 2021 was liquidated and reallocated to the Plans’ default investment options.
(2)     Presented separately on the Statement of Net Assets Available for Benefits.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN MASTER TRUST
Statement of Changes in Net Assets
(Thousands of Dollars)

Year Ended December 31, 2021
Additions:
Interest and dividend income	$624,706
Interest income on notes receivable from participants	8,078
Transfers in from participating plans for purchase of units	1,012,778
Net appreciation on fair value of investments	4,007,092
Total additions	5,652,654
Deductions:
Transfers out on behalf of participating plans for distributions	3,059,642
Master Trust administrative expense	60,022
ESOP debt - principal payments	24,365
ESOP debt - interest payments	1,263
Total deductions	3,145,292
Increase in net assets	2,507,362
Net assets:
Beginning of year	31,333,782
End of year	$33,841,144

NOTE 5 - FAIR VALUE OF INVESTMENTS IN THE MASTER TRUST
The Fair Value Measurements and Disclosure Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly;
Level 3 – unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.

The following tables provide the investments carried at fair value measured on a recurring basis as of December 31, 2021 and 2020:

	December 31, 2021
(thousands of dollars)	Level 1	Level 2	Level 3	Not Subject to Leveling	Total (1)
Short-term investments	$—	$94,288	$—	$—	$94,288
Mutual funds	537,182	—	—	—	537,182
Separate accounts:
Short-term investments	—	72,004	—	—	72,004
Common and preferred stock	13,561,421	—	—	—	13,561,421
Interest in real estate investment trusts	494,993	—	—	—	494,993
Other securities	14,389	—	—	—	14,389
RTC Common Stock	5,092,811	—	—	—	5,092,811
Commingled index funds	—	—	—	5,100,078	5,100,078
Total	$19,700,796	$166,292	$—	$5,100,078	$24,967,166

	December 31, 2020
(thousands of dollars)	Level 1	Level 2	Level 3	Not Subject to Leveling	Total (1)
Short-term investments	$—	$102,827	$—	$—	$102,827
Mutual funds	493,209	—	—	—	493,209
Separate accounts:
Short-term investments	—	56,337	—	—	56,337
Common and preferred stock (2)	13,216,251	—	—	—	13,216,251
Interest in real estate investment trusts	370,751	—	—	—	370,751
Other securities	12,942	—	—	—	12,942
RTC Common Stock	4,076,711	—	—	—	4,076,711
Commingled index funds	—	—	—	3,967,035	3,967,035
Total	$18,169,864	$159,164	$—	$3,967,035	$22,296,063
(1)     The tables above exclude $24,740 thousand and $15,608 thousand of net receivables due to the Master Trust for the Plan years ended December 31, 2021 and 2020, respectively.
(2)     Common and preferred stock as of December 31, 2020 includes shares of Carrier and Otis common stock received by participants as a result of the Separation Transactions on April 3, 2020. As of December 31, 2020, the fair value of Carrier and Otis common stock was $1,208 million and $1,108 million, respectively. Any time during the one year following the Separation Transactions, participants could elect to transfer their Otis and Carrier holdings back in to RTC common stock. Any remaining balance at April 3, 2021 was liquidated and reallocated to the Plans’ default investment options.
NOTE 6 – DERIVATIVES
The investment managers retained by RTC have discretion to invest Master Trust assets in derivative financial instruments to manage risk and achieve trading and cost efficiency when the underlying security may not be accessible at a reasonable transaction cost or may be impractical to invest in from an administrative perspective. These derivatives consist of interest rate futures and swaps contracts contained in assets wrapped by insurance companies and reported at contract value within the stable value fund and index futures contracts held within the managed separate accounts.
The following is a summary of the significant accounting policies associated with the Master Trust's use of derivatives valued at fair value.
Futures Contracts. The Master Trust uses fixed income and equity index and interest futures contracts to manage exposure to the market. Buying futures tends to increase the Master Trust's exposure to the underlying instrument. Selling futures tends to decrease the Master Trust's exposure to the underlying instrument held or offset the fair value of other fund investments. Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded.

Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount (initial margin) equal to a certain percentage of the nominal value of the contract. Pursuant to the futures contract, the Master Trust agrees to receive from or pay to the Futures Commission Merchant (FCM) an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments are known as "variation margin" which are generally settled daily and are included in the net appreciation (depreciation) on fair value of investments. The Master Trust will record a variation margin receivable or payable in the Master Trust net assets for variation margins which have not yet been paid at the end of the year.
Futures contracts involve, to varying degrees, credit and market risks. The Master Trust enters into futures contracts on exchanges where the exchange acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange. Futures orders are executed on behalf of the Master Trust by FCM firms which determine margin requirements consistent with industry standards and the various rules and regulations of the exchanges on which trades occur. Initial and maintenance margin rates used in determining margin requirements may vary, but are established at levels no lower than those prescribed by U.S. Commodity Futures Trading Commission regulations. FCM relationships and operations (including treatment of customer capital and capital requirements) are overseen by both the investment managers and RTC. The daily settlement on the futures contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.
There were no significant unrealized gains or losses from index futures contracts in the Master Trust Statement of Net Assets as of December 31, 2021 and 2020. Similarly, there were no significant gains or losses on index futures contracts in the Master Trust Statement of Changes in Net Assets for the year ended December 31, 2021.
During the year ended December 31, 2021, the average notional value of index futures contracts was approximately $30 million. The average value of index futures contracts sold and purchased was approximately $3 million and $3 million, respectively.
NOTE 7 - EMPLOYEE STOCK OWNERSHIP PLAN
The Trustee executed a series of promissory notes (ESOP debt), which are internal financing arrangements designed to align the value of shares released from the reserve account, as described below, with plan matching contribution obligations. (See Note 8 for details on the portions of ESOP debt currently outstanding).
Shares of Common Stock are allocated to participant accounts of the Plan as participants earn RTC's matching contributions. Shares of Common Stock are released for allocation to participants as principal and interest payments are made on the ESOP debt. Cash dividends on Common Stock shares held by the ESOP and additional contributions from RTC are used to repay ESOP debt principal and interest. ESOP debt may be pre-paid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of the plan benefit. The Corporation may also, at its option, contribute additional Common Stock or cash to the ESOP. RTC has provided certain guarantees related to the matching contribution formula and certain other commitments in connection with the ESOP debt. For the year ended December 31, 2021, participants were credited with matching contributions in Common Stock of approximately $181 million representing approximately 2,228,000 shares. Additionally, in lieu of receiving cash, participants' dividends are paid by allocating additional shares to participant accounts. Participants may elect to receive cash dividends. During 2021, participants earned dividends of approximately $50 million representing approximately 607,000 shares of Common Stock.
Shares allocated to a participant generally may not be distributed until the participant's termination, disability, retirement, or death. Upon distribution, a participant may elect to receive either cash or shares of Common Stock.
The ESOP Fund's investment in RTC Common Stock shares at December 31, 2021 and 2020 is as follows:

	2021		2020
(thousands of dollars, except shares)	Allocated	Total	Allocated	Total
Number of Shares	25,372,318	32,359,067	23,481,330	32,674,569
Market Value	$2,183,542	$2,784,821	$1,679,150	$2,336,558
The net assets available for benefits in the ESOP Fund related to RTC Common Stock at December 31, 2021 and 2020 include unrealized appreciation of approximately $2.5 billion and $2.1 billion, of which approximately $0.5 billion and $0.6 billion relates to unallocated shares, respectively.
As discussed in Note 1, as a result of the Separation Transactions, the RTX ESOP also held shares of Carrier and Otis common stock at December 31, 2020. The number of shares outstanding and market value of the ESOP Fund's investment in Carrier and

Otis at December 31, 2020 was 21,852,775 shares and $653 million and 37,027,377 shares and $598 million, respectively. The net assets available for benefits in the ESOP Fund at December 31, 2020 related to Carrier and Otis included unrealized appreciation of approximately $618 million and $541 million, respectively. In the one year following the Separation Transactions, participants could elect to transfer their Carrier and Otis holdings to RTC Common Stock, after which, any remaining balance was liquidated and reallocated to the Plans’ default investment options.
Employer matching contributions made through the ESOP are automatically invested in the same manner as participants' elective contributions, to provide an element of auto-diversification to reduce unintended concentration of participants' balances in Company stock. Participants may make an election to continue to receive their Employer matching contributions in the ESOP.
NOTE 8 - ESOP DEBT
The following table represents the current ESOP debt owed by the Master Trust to RTC.

Date Issued	Principal (000's)	Rate of Interest	Due
December 10, 2008	29,100	2.68%	December 10, 2038
	$29,100

Principal repayments made during the year ended December 31, 2021 totaled $24,365 thousand.
NOTE 9 - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.
The Master Trust holds common shares of RTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.
The Plan invests in the RTX Stock Fund (the Fund), which is comprised of a short-term investment fund component and shares of common stock of RTC. The unit values of the Fund are recorded and maintained by the Trustee. During the year ended December 31, 2021, the Plan purchased units of the RTX Stock Fund of approximately $773 million including dividends and interest of approximately $45 million, sold units of the Fund of approximately $578 million, and had net appreciation on the Fund of approximately $325 million. The total value of the Plan's interest in the Fund was approximately $2.1 billion and $1.5 billion at December 31, 2021 and 2020, respectively. As of December 31, 2021, all Carrier and Otis holdings have been liquidated into existing investment options, as described in Note 1.
As discussed in Note 1, as a result of the Separation Transactions, Carrier and Otis common stock funds were created to hold the shares of Carrier and Otis common stock received in the special dividends declared by UTC in 2020. These funds were closed to new investments within the Plan and were removed as investment options in April 2021. The total value of the Plan's interest in the Carrier and Otis common stock funds was approximately $497 million and $455 million, respectively, at December 31, 2020. During the year ended December 31, 2021, the Plan had net appreciation on the Carrier common stock fund of approximately $56 million and sold units of the Carrier common stock fund of approximately $553 million. During the year ended December 31, 2021, the Plan had net appreciation on the Otis common stock fund of approximately $35 million and sold units of the Otis common stock fund of approximately $490 million.
The Plan invests in the ESOP, which is comprised of a short-term investment fund component and shares of common stock of RTC. As discussed in Note 1, as a result of the Separation Transaction, the RTX ESOP also held shares of Carrier and Otis common stock as of December 31, 2020. The total value of the Plan's interest in the ESOP was approximately $2.8 billion and $2.3 billion at December 31, 2021 and 2020, respectively (see Notes 1, 7 and 8). In connection with the note payable financing (see Note 8) the Plan has an ESOP receivable of approximately $9 million and $15 million from RTC as of December 31, 2021 and 2020, respectively.
As discussed in Note 1, as a result of the Separation Transactions, Carrier and Otis ESOPs were created to hold the shares of Carrier and Otis common stock received in the special dividends declared by UTC in 2020. The total value of the Plan's interest in the Carrier and Otis ESOPs was approximately $653 million and $598 million, respectively, at December 31, 2020. Any time during the one year following the Separation Transactions, participants could elect to transfer their Otis and Carrier holdings to RTC common stock. Any remaining balance at April 3, 2021 was liquidated and reallocated to the Plans’ default investment options.

NOTE 10 – PLAN TERMINATION
Although it has not expressed any intent to do so, RTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and certain Plan provisions that limit this right when certain ESOP loans remain outstanding. In the event of Plan termination, participants will become 100 percent vested in their accounts.
NOTE 11 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2021	2020
Net assets available for benefits per the financial statements	$31,312,537	$28,926,157
Amounts allocated to participant withdrawals	(1,202)	(5,182)
Net assets available for benefits per Form 5500	$31,311,335	$28,920,975

Year Ended
(thousands of dollars)	December 31, 2021
Distributions to participants or beneficiaries per the financial statements	$2,853,405
Add: Amounts allocated to participant withdrawals at December 31, 2021	1,202
Less: Amounts allocated to participant withdrawals at December 31, 2020	(5,182)
Distributions to participants or beneficiaries per Form 5500	$2,849,425
Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. Additionally, as of December 31, 2021 and 2020, fully benefit-responsive GICs are presented at contract value in both the Form 5500 and in the Plan's financial statements.
NOTE 12 – TAX STATUS
The Internal Revenue Service (IRS) has determined and informed UTC by letter dated October 28, 2016 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company believes that the current design and operation of the Plan are consistent with preservation of the qualification of the Plan and exemption of the Trust in the context of applicable IRS procedures.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2018.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	United Technologies Corporation Employee Savings Plan Master Trust	Interest in Master Trust investment accounts	$—	$31,168,577,000
*	Plan Participants	Notes receivable from participants collateralized by participant balances, interest ranging from 2.41 percent to 10.5 percent, terms ranging from 1 year to 11 years	—	143,960,000
			$—	$31,312,537,000

*	Indicates an identified person known to be a party-in-interest to the Plan.

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

Dated:	June 21, 2022	By:	/s/ AMY L. JOHNSON
Amy L. Johnson
Corporate Vice President and Controller
Principal Accounting Officer